Exhibit 99.1

NaaS Technology Inc. Announces Positive NTR for January 2024 and Updates Revenue

Guidance for Full Year 2023

BEIJING, Feb.8, 2024 /PRNewswire/ — NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today provided an update on its recent business developments and announced its revised revenue guidance for the financial year ended December 31, 2023.

Focusing on improving operational efficiency, the Company has achieved a positive net take rate (NTR, transaction-side gross margin) while maintaining a 49% year-over-year growth in charging volume for its connectivity business during the month of January 2024. This achievement is built on the momentum of the continuous expansion of its charging service, with charging volume in the fourth quarter of 2023 increasing by over 55% as compared to the same period in 2022.

The Company currently expects its revenue for the full year of 2023 to be in the range of RMB310 million (US$44 million) to RMB330 million (US$46 million), representing a year-over-year growth of 234% to 256%, respectively. The foregoing is the current and preliminary view of the Company’s management and is subject to changes and uncertainties.

About NaaS Technology Inc.

NaaS Technology Inc. (Nasdaq: NAAS) is the first U.S. listed EV charging service company in China. The Company is a subsidiary of NewLink Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition. As of September 30, 2023, NaaS had connected 767,611 chargers covering 73,710 charging stations, representing 41.6% and 50.0% of China’s public charging market share respectively.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

Exchange Rate

This press release contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com